December 15, 2010

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Hudson Technologies, Inc. (the "Registrant" or "Company")

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010

File No. 1- 13412

Dear Mr. Decker:

The Registrant is responding to the comments contained in your letter dated December 3, 2010 regarding the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "Form 10-K"), and Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 (the "Reviewed Forms 10-Q"). We have numbered the responses contained herein to correspond to the comments contained in the comment letter.

Item No. Response

1. The Company does not believe that the references cited in Item 1 of Part I of the 10-K are inconsistent. The "four United States patents" referred to under the caption "RefrigerantSide® Services" on page 4 of the Form 10-K refer, as indicated in the Form 10-K, only to the Company's Performance Optimization System, whereas the reference to "a United States patent" on page 8 of the Form 10-K refers, as indicated in the Form 10-K, only to the Company's "high-speed equipment, components and process to reclaim refrigerants", which is distinct from the Company's Performance Optimization System. Nonetheless, in response to the staff's comments, the disclosure under the sub-heading "RefrigerantSide® Services" in Part I of the Company's Form 10-K for the fiscal year ended December 31, 2010 (the "2010 Form 10-K") will be revised to remove the reference to the number of United States patents issued for the Company's Performance Optimization System. Disclosure of the number of United States patents issued for the Company's Performance Optimization System will continue to appear under the "Patents and Proprietary Information" header in the 2010 Form 10-K.

2. Commencing with the 2010 Form 10-K , and for the 10-Q filings for the fiscal quarters thereafter, the Company will revise the contractual obligations table to separately disclose the amounts of estimated interest payments for the periods presented. An illustration of the proposed revised contractual obligations table (based upon the table previously included in the Company's 10-Q for the fiscal period ended September 30, 2010) follows:

The following is a summary of the Company's significant contractual cash obligations for the periods indicated that existed as of September 30, 2010 (in 000's):

	Twelve Month Period ended September 30,

	2011	2012	2013	2014	2015	Total
Long and short term debt and capital lease	$4,409	$968	$ 45	$ 29	$ 7	$ 5,458
Obligations: Principal
Estimated Interest (1) (2)	338	54	4	1	1	398
Operating leases	676	252	80	4	3	1,015

Total contractual cash obligations	$5,423	$1,274	$129	$ 34	$ 11	$6,871
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(1) The estimated future interest payments on revolving debt are based on the interest rates in effect and the outstanding revolving debt obligation as of September 30, 2010.

(2) The estimated future interest payments on all debt other than revolving debt are based on the respective interest rates applied to the declining principal balances of each of the notes through the expiration date of each note.

3. The Company will confirm in the 2010 Form 10-K that the Company was in compliance with all debt covenants as of December 31, 2009 and the Company will also disclose whether it was in compliance with the debt covenants as of December 31, 2010 as well as the specific terms of any material debt covenant. An illustration of the proposed disclosure in the 2010 Form 10-K follows:

"As of December 31, 2010 and December 31, 2009, the Company was in compliance with the covenants in the Facility. The Facility contains three financial covenants: minimum "Adjusted EBITDA", minimum Tangible Net Worth, and maximum Capital Expenditures. "Adjusted EBITDA" is defined in the Facility as US GAAP EBITDA adjusted to exclude other "Non-Cash" charges to the Income Statement, such as Non-Cash compensation recorded in accordance with FASB ASC Topic 718. The "Adjusted EBITDA" is calculated quarterly on a rolling 12 months basis. Tangible Net Worth is calculated quarterly and is defined as total assets less intangible assets, less total liabilities. Capital Expenditures are compared quarterly on a YTD basis to an annual cap set forth in the Facility."

For any future reporting periods for which it is reasonably likely that the Company will not be able to meet any material debt covenant, the Company will, in addition to disclosing the specific terms of any material debt covenants as set forth in the illustration above, disclose any required ratios/amounts as of each reporting date and where appropriate reconcile them to US GAAP amounts.

4. The Company hereby confirms that the Company's disclosure controls and procedures referred to in the Form 10-K and the Reviewed Forms 10-Q were effective at the reasonable assurance level.

Additionally, the disclosure controls language to be contained in the Company's future filings on Form 10-K and on Form 10-Q will be modified to provide, in pertinent part "...the Company's disclosure controls and procedures provide reasonable assurance that they are effective to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure..."

5. The Company confirms that the Summary Compensation Table and Director Compensation tables reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, and in future filings will modify the language in the footnotes associated with each of those tables to disclose that all stock option awards reflect the aggregate grant date fair value.

6. With regard to the five separate bullet points contained in comment number 6 of your December 3, 2010 letter, the Company responds as follows:

    The Exclusive global technology and marketing agreement with The Linde Group, referenced on page 5, expired on September 30, 2010 and, in the Company's opinion, was not a material contract at the time of entry, and never became a material contract and therefore the Company does not believe that this agreement is required to be filed as an exhibit;

    The separate agreements with certain Linde affiliate companies covering the United Kingdom and the Republic of South America, were not believed by the Company to be material contracts at the time of entry, have not become and are not now material contracts, and are not expected to become material contracts and therefore, the Company does not believe that these agreements are required to be filed as an exhibit;

    The strategic alliance agreement with EOS Climate, Inc., referenced on page five, was not believed by the Company to be a material contract at the time of entry, has not become and is not now a material contract and therefore the Company does not believe that this agreement is required to be filed as an exhibit;

    The First Amendment to Restated Employment Agreement with Mr. Zugibe dated December 29, 2008, referenced on page 22 of the Form 10-K, was filed as part of Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The schedule of exhibits to the Company's Form 10-K for the fiscal year ended December 31, 2010 will specifically identify the First Amendment to Restated Employment Agreement as an exhibit which will be incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

    The First Amendment to Amended and Restated Loan Agreement with Keltic Financial Partners, LP, was not either a material agreement or a material amendment to a material agreement and therefore the Company does not believe that the amendment is required to be filed as an exhibit. Nonetheless, the Company will file The First Amendment to Amended and Restated Loan Agreement with Keltic Financial Partners, LP as a separate exhibit to the Company's 2010 Form 10-K.

7. A complete copy of the Amended and Restated Loan Agreement between Hudson Technologies and Keltic Financial Partners, L.P., dated June 26, 2007, inclusive of exhibits and schedules will be filed as an exhibit to the Company's 2010 Form 10-K.

8. The Company's future filings will provide certifications that correct any prior typographical errors so that the certifications are exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, paragraph 4(d) of Exhibit 31.1, and paragraphs 4(a), 4(b) and 4(c) of Exhibit 31.2 will be revised to conform exactly to the language required by Item 601(b)(31)(i) of Regulation S- K.

9. To the extent applicable, the Company's future interim filings will be prepared in accordance with the foregoing responses.

We hope that these responses are satisfactory. If you have any questions, please call me at (845) 735-6000 ext. 6015.

Sincerely,

/s/ James R. Buscemi

James R. Buscemi,

Chief Financial Officer